                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERE TO FILED
                           PURSUANT TO RULE 13d-2(b)



                        Caliber Learning Network, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock ($0.01 par value)
         -------------------------------------------------------------
                        (Title of Class of Securities)


                                   129914107
         -------------------------------------------------------------
                                 (CUSIP Number)


                                 June 30, 1999
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


        [_] Rule 13d-1(b)

        [_] Rule 13d-1(c)

        [X] Rule 13d-1(d)

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                               Page 1 of 4 Pages

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  CUSIP NO. 129914107                                          Page 2 of 4 Pages
--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON: R. Christopher Hoehn-Saric
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            449,688

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          429,588
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             449,688

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          429,588
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      879,276

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                           [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      7.12%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1.
       (a) Name of Issuer:
           Caliber Learning Network, Inc.

       (b) Address of Issuer's Principal Executive Offices:
           509 South Exeter Street, Baltimore, MD 21202

Item 2.
       (a) Name of Person Filing:
           R. Christopher Hoehn-Saric

       (b) Address of Principal Business Office or, if None, Residence:
           Mr. Hoehn-Saric's principal business office is 509 South Exeter Street, Baltimore, Maryland 21202.

       (c) Citizenship:   United States

       (d) Title of Class of Securities:  Common Stock

       (e) CUSIP Number:  129914107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c):

       Not applicable

Item 4. Ownership:

       (a) Mr. Hoehn-Saric has direct beneficial ownership of 449,688 shares of Common Stock of Caliber Learning Network, Inc. and shares ownership of 429,588 shares of Caliber Learning Network, Inc. with Pamela Hoehn-Saric, his spouse.

       (b) The 879,276 shares of Common Stock beneficially owned by Mr. Hoehn-Saric represent 7.12% of the outstanding Common Stock, based upon 12,349,873 shares of Common Stock outstanding as of November 12, 1999.


                               Page 3 of 4 Pages

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       (c) Mr. Hoehn-Saric has sole voting and dispositive power with respect to
           449,688 shares and shares voting and dispositive power with respect to 429,588 shares with Pamela Hoehn-Saric, his spouse.

Item 5. Ownership of Five Percent or Less of a Class:

       Not applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person:

       Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

       Not applicable.

Item 8. Identification and Classification of Members of the Group:

       Not applicable.

Item 9. Notice of Dissolution of Group:

       Not applicable.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 31, 2000                    /s/ R. Christopher Hoehn-Saric
                                           ------------------------------
                                           R. Christopher Hoehn-Saric


                               Page 4 of 4 Pages